January 13, 2010

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
Attn: Cindy Rose
100 F Street, NE
Washington, DC 20549

Subj:	Amended Forms NSAR for Security Cash Fund (File Nos. 811-03073 and 2-68387) (the “Fund”)

Dear Ms. Rose:

Per your recent request, we are filing amended Forms NSAR for the Fund for the periods ended June 30, 2009, December 31, 2008, June 30, 2008, December 31, 2007, and June 30, 2007.  Please note that the information provided in response to Item 74W is provided as of:  June 30, 2009, for the period ended June 30, 2009; December 31, 2008 for the period ended December 31, 2008; June 25, 2008 for the period ended June 30, 2008; December 26, 2007 for the period ended December 31, 2007; and June 20, 2007 for the period ended June 30, 2007.

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Should you have any questions or if I may assist you in any way, please call me at 785-438-3075.

Very truly yours,

BRENDA HARWOOD

Brenda Harwood
Chief Compliance Officer
Security Cash Fund

cc:  Amy Lee – Secretary